UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
SeaSpine Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36905	47-3251758
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
5770 Armada Drive, Carlsbad, California		92008
(Address of principal executive offices)		(Zip Code)
Patrick Keran (760) 727-8399
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021
☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended December 31, 2021

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) defines “Conflict Minerals” as columbite-tantalite (coltan), cassiterite, wolframite (and their derivatives tantalum, tin and tungsten) and gold, and defines the “Covered Countries” as the Democratic Republic of the Congo or an adjoining country. Under Rule 13p-1 (the “Rule”) adopted by the Securities and Exchange Commission (the “SEC”) to implement the reporting and disclosure requirements related to Conflict Minerals, publicly traded companies must submit a report to the SEC after examining whether Conflict Minerals originating in the Covered Countries are present in the products the company manufactures or contracts to manufacture and if any such Conflict Minerals are necessary for the functionality or production of such products. In submitting this Form SD, SeaSpine Holdings Corporation (“we,” “us,” or “our”) is relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD, including the Conflict Minerals Report required thereunder.
From January 1, 2021 through December 31, 2021, we, through our subsidiaries, sold certain medical devices that contained Conflict Minerals. In accordance with the Rule, we conducted a reasonable country of origin inquiry (“RCOI”) with respect to Conflict Minerals that were contained in the medical devices we sold in 2021 and were not outside of the supply chain prior to January 31, 2013 or were not from recycled or scrap sources. All of these medical devices were manufactured for us by third party suppliers.
Our supply chain with respect to these products is complex, and there are several third parties in the supply chain between the manufacturer of our medical devices and the original sources of the Conflict Minerals. We do not purchase Conflict Minerals from mines, smelters or refiners. Therefore, we must rely on our suppliers (and their direct and indirect suppliers) to provide us with information to assist us with the RCOI for the minerals contained in the medical devices they supply to us.
To conduct our RCOI, we engaged with third party suppliers of our medical devices that we determined contained Conflict Minerals and made inquiries to those suppliers regarding the source of those Conflict Minerals. In making such inquiry, we used the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative to request information from such suppliers about their supply chain and to gather information about the country of origin of the Conflict Minerals contained in the products they supplied to us. The CMRT is a standardized reporting template used to facilitate the transfer of information through the supply chain regarding the country of origin of minerals and the smelters and refiners being utilized. We reviewed each CMRT that we received for consistency, completeness and accuracy. We reviewed supplier responses and followed up with suppliers as necessary.
Until we acquired 7D Surgical, a privately-held Canadian company, in May 2021, all the third parties who supplied product to us that we determined contained Conflict Minerals were able to declare that Conflict Minerals contained in the product they supplied to us were not sourced from Covered Countries. In 2022, we received CMRTs from a total of three third parties, all of whom were our direct suppliers. Two of such suppliers provided the name of the smelter that processed the Conflict Minerals contained in the products supplied to us and declared that such Conflict Minerals were not sourced from Covered Countries. However, one of 7D Surgical’s suppliers (“Direct Supplier”) was not able to declare that all of the components underlying the product it supplied to 7D Surgical were not sourced from Covered Countries, because the Direct Supplier had not requested information from its 81 suppliers (“Sub-Suppliers”) about the country of origin of the Conflict Minerals contained in those products. Accordingly, we engaged a third-party to request information from the Sub-Suppliers about their supply chain and to gather information about the country of origin of the Conflict Minerals contained in the products the Sub-Suppliers supplied to the Direct Supplier that were in turn supplied to us. Of the 81 sub-suppliers, (a) 49 provided the name of the smelter that processed such Conflict Minerals and declared that the Conflict Minerals contained in materials that were supplied to the Direct Supplier were not sourced from Covered Countries; and (b) 32 were not able to or did not either (i) provide information for all sources/suppliers or (ii) declare that all materials that were supplied to the Direct Supplier were not sourced from Covered Countries.

Since all of our suppliers were not able to declare that Conflict Minerals contained in products supplied to us were not sourced from Covered Countries, we determined that the Conflict Minerals present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. We have elected not to file the disclosures under Item 1.01(c) of Form SD in accordance with the April 2017 Guidance and are providing only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD. However, we are committed to conducting our business worldwide with respect for human rights and in compliance with applicable laws and require that our suppliers represent that their activities comply with the California Transparency in Supply Chains Act of 2010, as amended, and all other slavery and human trafficking laws, as well as all domestic and foreign federal, state, and local laws, statutes, acts, ordinances, rules, codes, standards, guidelines and regulations applicable to our suppliers activities.
In accordance with the requirements under the Rule, the above disclosure is publicly available in the “Governance-Governance Overview” section under the “Investors” tab of our website at https://investor.seaspine.com/corporate-governance/governance-overview. The content of our website is referenced herein as required by the Rule, is provided for general information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit
Not required pursuant to the April 2017 Guidance.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Exhibits – Resource Extraction Issuer Disclosure and Report Not Applicable
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEASPINE HOLDINGS CORPORATION

Date: May 31, 2022	By	/s/ Patrick Keran
Patrick Keran
Sr. Vice President, General Counsel